December 8, 2023

VIA EDGAR

Mr. Gary Newberry

Mr. Kevin Kuhar

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Madrigal Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 001-33277

Dear Messrs. Newberry and Kuhar:

Madrigal Pharmaceuticals, Inc. (the “Company”) received a comment letter from the U.S Securities and Exchange Commission (the “SEC”) dated November 21, 2023 in regard to the above referenced filing. The Company contacted the SEC staff to request an extension of time to respond beyond the period indicated in the letter and was granted an extension to respond no later than December 14, 2023.

Please direct any comments or questions to me at 267-824-2827.

Sincerely,

Madrigal Pharmaceuticals, Inc.

/s/ Brian J. Lynch

Brian J. Lynch

Senior Vice President and General Counsel